PhytoMedical Technologies, Inc.

100 Overlook Drive, 2nd Floor

Princeton, New Jersey 08540

By Edgar

April 26, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Mail Stop 4720

Attention: Jeffrey Riedler, Assistant Director

Re:       PhytoMedical Technologies, Inc.--Response to Letter dated April 12, 2010, the Registration Statement on Form S-1 (File No. 333-165883)  Filed on April 2, 2009 (the “Registration Statement”).

Dear Sir:

            I am authorized by PhytoMedical Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of April 12, 2010 (the “April 12th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Registration Statement. The numbered responses are keyed sequentially to the numbered paragraphs in the April 12th Letter.

Comment No. 1

Exhibit 5.1

The legal opinion should be revised to include the warrants in addition to the common stock into which the warrants are exercisable. In addition, the opinion should be revised to opine that the warrants are binding obligations under the state contract law governing the warrant agreement or provide a supplemental explanation as to why the current opinion is appropriate.

Response to Comment No. 1:            The opinion has been revised as suggested and attached as an exhibit to Amendment No. 1 to the Registration Statement.

The filing has been generally updated and otherwise revised as appropriate.

I hope that you find the foregoing responsive to Staff Comments.

Very truly yours,

PhytoMedical Technologies, Inc.

By: /s/ James F. Lynch

Name: James F. Lynch

Title: President and Chief Executive Officer